50 3/24/05

SECURITI[illegible] 05039878 [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 8 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8-22522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Cowen & Co., LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Simmons **212-278-6526**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05

OATH OR AFFIRMATION

I, Thomas Conner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SG Cowen & Co., LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 10/31/06

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☐ (g) Computation of Net Capital Under SEC Rule 15c3-1.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of SG Cowen & Co., LLC

We have audited the accompanying statement of financial condition of SG Cowen & Co., LLC (formerly SG Cowen Securities Corporation, the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2005

SG Cowen & Co., LLC
(formerly SG Cowen Securities Corporation)

Statement of Financial Condition

December 31, 2004
(in thousands)

Assets	
Cash	$ 1,984
Cash segregated under Federal and other regulations	605
Securities owned, at fair value	187,145
Securities purchased under agreements to resell	445,333
Receivable from brokers, dealers and clearing broker	39,933
Insurance claims receivable	28,500
Other receivables	3,277
Due from affiliates	11,504
Exchange memberships, at cost (market value $8,798)	8,308
Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation of $2,688)	4,619
Goodwill	50,000
Other assets	37,002
Total assets	$ 818,210
Liabilities and member's equity	
Liabilities:	
Bank overdrafts	$ 3,056
Securities sold, not yet purchased, at fair value	127,139
Payable to brokers, dealers and clearing broker	14,995
Employee compensation and benefits payable	148,723
Legal and regulatory reserves	155,440
Accounts payable, accrued expenses and other liabilities	13,539
Total liabilities	462,892
Member's equity	355,318
Total liabilities and member's equity	$ 818,210

See accompanying notes.

SG Cowen & Co., LLC
(formerly SG Cowen Securities Corporation)

Notes to Statement of Financial Condition
December 31, 2004

1. Organization

SG Cowen & Co., LLC (the "Company"), a Delaware single member limited liability corporation) is a wholly-owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH"), a wholly-owned subsidiary of SG Americas, Inc. ("SGAI"), a wholly-owned subsidiary of Société Générale ("SG"). SG is a large diversified financial institution based in Paris, France. SG engages in three core businesses: retail banking and financial services, asset management, private banking, and securities services, and corporate and investment banking.

The Company is a registered broker dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the New York Stock Exchange, Inc. and other principal exchanges.

The Company was initially established in July 1998 when SG acquired certain assets of Cowen & Co. SG integrated the Cowen & Co. assets into its own U.S. broker dealer, and renamed the entity SG Cowen Securities Corporation. On April 23, 2004, SG reorganized SG Cowen Securities Corporation into two separate single member limited liability broker dealers; the Company (renamed SG Cowen & Co., LLC) and SG Americas Securities, LLC ("SGAS", an affiliated sister company). The purpose for splitting the activities was primarily strategic, in that it facilitated the functional business reporting lines along SG Group's international strategic endeavors. The Company realigned their investment banking platforms and their respective products and services and thus provides a greater degree of operational clarity, flexibility and strategic empowerment for the discrete investment banking businesses. The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of health care, technology, consumer, aerospace and defense and media and communications. The Company clears its securities transactions on a fully disclosed basis through its clearing broker SGAS and does not carry customer funds or securities.

In connection with the restructuring, the Company paid a special dividend of $324.5 million and received a capital contribution of $76 million from SGASH.

1. Organization (continued)

Immediately following the restructuring, the Company repaid all outstanding subordinated debt and transferred to SGAS the businesses, properties, accounts and other net assets of the Company that related to the areas of equity derivatives, debt finance and commercial and structured finance. The net amount of the assets sold was approximately $1.1 billion for which the Company received cash. The following is a summary of the balances that were sold to SGAS at the time of the reorganization (in thousands):

Assets		
Securities borrowed	$	32,816,961
Securities received as collateral		268,585
Securities purchased under agreements to resell		168,060
Receivables from brokers, dealers and clearing organizations		603,205
Receivables from customers		69,635
Receivables from non-customers		119,569
Securities owned		1,690,292
Due from affiliates		49,217
Other assets		50,346
Total assets		35,835,870
Liabilities		
Short-term bank loans		1,118,780
Securities sold, not yet purchased, at fair value		4,168
Securities loaned		28,437,825
Obligation to return securities received as collateral		268,585
Payable to brokers, dealers and clearing organizations		477,708
Payable to customers		274,276
Payable to non-customers		3,998,453
Accounts payable, accrued expenses and other liabilities		113,750
Total liabilities		34,693,545
Total net assets transferred	$	1,142,325

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions and commission income and related brokerage and clearing expenses related to customer transactions, are recorded on a trade date basis.

Securities

Securities owned and securities sold, not yet purchased are stated at market value with related changes in unrealized appreciation or depreciation reflected in member's equity. Market value is generally based on published market prices or other relevant factors including dealer price quotations.

Secured Finance Transactions

Securities purchased under agreements to resell generally are collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Counterparties are affiliated companies.

Investment Banking and Advisory Fees

Management fees and sales concessions related to underwriting transactions are recorded on the offering date. Underwriting fees are recorded at the time the underwriting is completed. Private placement revenue is recorded on the closing date of the placement. Merger and acquisition and financial advisory fee income is recorded when the services to be performed and /or the transactions are substantially completed and fees are determinable and collection is reasonably assured.

2. Summary of Significant Accounting Policies (continued)

Exchange Memberships

Exchange memberships are recorded at cost, or, if other than temporary impairment in value have occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment in value occurred in 2004, at which time the Company recorded impairment to the cost of its exchange memberships.

Furniture, Fixtures, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Statement of Financial Condition date.

Income Taxes

For the period January 1, 2004 through April 23, 2004, the Company was taxable as a corporation. As a result of the restructuring, the Company is a single member limited liability company, which has elected to be disregarded for federal, state and local income tax purposes. As such, for U.S. tax purposes the activities of the Company are reported as part of its Member's tax filings.

Accounting Developments

In December 2003, the Financial Accounting Standards Board (the "FASB") issued FIN 46(R): "Consolidation of Variable Interest Entities an interpretation of ARB No. 51" ("FIN 46(R)"), which provides a framework for identifying variable interest entities ("VIE's") and requires a company to consolidate a VIE if that company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. For entities that were originated prior to February 1, 2003, the provisions of FIN 46(R) were effective for annual periods ending after December 15, 2004.

2. Summary of Significant Accounting Policies (continued)

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("SFAS 150"), which modifies the accounting for certain financial instruments with characteristics of both liabilities and equity.

The impact of the adoption of both FIN 46(R) and SFAS No. 150 had no significant effect on the Company's financial position.

3. Transactions with Related Parties

Balances with affiliated companies at December 31, 2004 are included in the accompanying financial statements under the following captions (in thousands):

Assets		
Cash	$	414
Securities purchased under agreements to resell		445,333
Receivable from brokers, dealers and clearing broker		30,826
Due from affiliates		11,504
Other assets		27
Liabilities		
Payable to brokers, dealers and clearing broker	$	9,163
Accounts payable, accrued expenses and other liabilities		6,577

The Company's excess cash is invested in securities purchased under agreements to resell arrangements ("reverse repos") with SG's New York branch. These reverse repos are collateralized by U.S. government and agency obligations and are monitored daily for credit exposure.

4. Goodwill

Goodwill is reviewed for possible impairment at least annually. Management periodically reviews goodwill for impairment consistent with valuation methodologies prescribed under FASB Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets".

4. Goodwill (continued)

Goodwill is considered impaired if the carrying amount exceeds fair value. The Company's fair value assessment takes into consideration, among other things; the trading multiples of comparable exchange listed corporations and the net present value of projected cash flows.

Based on the results of its assessment, the Company believes there was no impairment during the year ended December 31, 2004.

5. 401(k) Savings Plan and Deferred Compensation

The Company sponsors the SG Cowen 401(k) Savings Plan (the "Plan"), a defined contribution plan. Employees are entitled to participate, based upon certain eligibility requirements as defined by the Plan. The Company's contributions are equal to a specified percentage of the eligible participant's contribution as defined by the Plan.

The Company has a deferred compensation liability of $45.6 million included in Employee compensation and benefits payable on the Statement of Financial Condition. The Company had previously sponsored a voluntary deferred compensation plan for eligible employees. Contributions were made on a tax deferred basis. The employee deferrals were charged to expense in the year of the award. Participants are allowed to invest in alternative investment funds and the value of the deferred compensation liability may fluctuate based on the change in value of the indexed funds. Increases or decreases in deferred compensation liabilities are reflected in member's equity. Effective, January 1, 2004, the plan has been closed to new participants and further contributions by current participants.

The Company requires selected employees to defer a portion of their performance related compensation. Participants are allowed to invest in alternative investment vehicles which vest over three years. Similar to the voluntary deferred compensation plans, the value of the vested deferred amounts may change in value based on the performance of the indexed funds. Expenses related to this plan are generally recognized ratably over the vesting period. The Company has recorded a liability of $9.9 million included in Employee compensation and benefits payable on the Statement of Financial Condition, which represents the amount vested through December 31, 2004.

The Company's employees participate in SG's various stock incentive plans. The Company accounts for SG's stock based compensation plans in accordance with the intrinsic value method prescribed under APB Opinion 25, "Accounting for Stock Issued to Employees". For the year ended December 31, 2004 there was no allocable expenses.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Corporate debt securities	$ 150,799	$ 43,672
Equity securities	23,563	83,467
Mutual funds	9,817	-
Money market funds	2,966	-
	$ 187,145	$ 127,139

Included in corporate debt securities are non marketable securities totaling approximately $27 million, which consist of securities that have not been registered under the Securities Act of 1933, and are being offered only to qualified institutional buyers under Rule 144A.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

All securities owned are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

7. Receivable from and Payable to Brokers, Dealers and Clearing Broker

Receivable from and payable to brokers, dealers and clearing broker primarily include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions, and deposits with the clearing broker. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

7. Receivable from and Payable to Brokers, Dealers and Clearing Broker (continued)

Amounts receivable from and payable to brokers, dealers and clearing broker at December 31, 2004 consist of the following (in thousands):

	Receivable	Payable
Clearing broker	$ 30,826	$ 11,140
Fees and commissions	9,107	3,855
	$ 39,933	$ 14,995

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2004, the Company had net capital of approximately $131.1 million, which was approximately $130.1 million in excess of its net capital requirement of $1.0 million.

Effective April 26, 2004 and pursuant to an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

The Company rebates a portion of its commission back to its customers. Under Rule 15c3-1(a)(2)(iv), it is required to maintain a segregated bank account where it issues checks to pay its customers. At December 31, 2004, approximately $605 thousand has been segregated in a special account for the exclusive benefit of customers.

Proprietary balances held at the clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

9. Commitments and Contingent Liabilities

The Company is subject to numerous litigation and regulatory matters, including securities class action lawsuits. Although there can be no assurances as to the ultimate outcome, the Company has established reserves that it believes are adequate at this time. The Company believes that the eventual outcome of the actions against it including the matters described below, will not in the aggregate, have a material adverse effect on the financial position of the Company. The Company generally has denied, or believes it has meritorious defenses and will deny liability in all significant cases pending against it including the matters described below, and it intends to defend vigorously each such case. Following are summaries of the Company's most significant pending legal and regulatory matters at December 31, 2004.

In January 2002, the Company was informed that Frank Gruttadauria ("Gruttadauria"), a former employee of the Company's retail brokerage business that was sold in October 2000, had defrauded numerous customers and misappropriated their assets at various firms that had employed him, including the Company. Gruttadauria has been convicted and sentenced in federal court to a term of imprisonment for his crimes. Numerous former customers of the Company have commenced or threatened to commence lawsuits and arbitrations against the Company arising out of Gruttadauria's fraudulent conduct.

In 2003, the Company resolved all known regulatory matters arising out of Gruttadauria's conduct. The Company also has reached settlements with many former customers and is attempting to resolve the remaining disputes with its former customers, but many lawsuits and arbitrations filed by former customers are ongoing. The Company has established provisions for this matter.

The Company is one of several defendants named in lawsuits arising out of the accounting fraud that caused the collapse of Lernout & Hauspie Speech Products, N.V. ("L&H"), a former client of the Company. In one lawsuit pending in federal court in New Jersey, short-sellers of L&H stock allege that the Company participated in a scheme to artificially inflate L&H's stock price through allegedly false and misleading research reports published by the Company, in violation of federal securities laws and state laws. The Company's motion to dismiss the complaint is pending.

9. Commitments and Contingent Liabilities (continued)

In another lawsuit filed in federal court in Boston, the former owners of Dragon Systems, Inc. alleged that the Company violated federal securities and state laws by making material misrepresentations to the plaintiffs while the Company was advising L&H in connection with its acquisition of Dragon and by publishing materially misleading research on L&H. The parties have reached an agreement in principle to settle this case, and the Company expects that the entire settlement amount will be paid by its insurance carriers. In another lawsuit filed in the same court, the Trustee of the Dictaphone Litigation Trust alleges that the Company made material misrepresentations to Dictaphone while the Company was a financial advisor to L&H on its acquisition of Dictaphone, and published materially misleading research on L&H, in violation of various federal and state laws. The Court has granted the Company's motion to dismiss the amended complaint filed in that lawsuit. The order granting the motion is not yet final, and therefore the time period within which the plaintiff must file any appeal has not begun to run. Finally, the Company was also named as a defendant in a bankruptcy adversary proceeding filed by L&H, in which L&H sought to recover from the Company certain fee payments made by L&H to the Company as voidable preferential transfers. That matter has been resolved. The Company has established provisions for these matters relating to L&H.

The Company is one of many financial institutions and corporations named as defendants in a group of punitive securities class actions that have been into an action entitled In re: Initial Public Offering Securities Litigation, which is pending in federal court in Manhattan and relates to numerous initial public offerings ("IPOs") of common stock from approximately 1998 through 2000. All of the lawsuits allege that a number of financial institutions who were underwriters of the IPOs, including the Company, made material misrepresentations and omissions to purchasers of the stock sold in the IPOs, and thereby artificially inflated the value of the stock. Specifically, the plaintiffs allege that the underwriter defendants failed to disclose, among other things, the purported existence of improper tie-in and undisclosed compensation arrangements they had with certain purchasers of the stock and alleged conflicts of interest relating to research published by the underwriters, all in violation of the federal securities laws. The lawsuits seek, among other relief, compensatory damages in an unspecified amount, post-judgment interest, and attorneys and expert witness fees. Discovery is under way in this litigation. The Company has established provisions for this matter.

9. Commitments and Contingent Liabilities (continued)

The Securities and Exchange Commission ("SEC") is conducting an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former proprietary trader in the former equity derivatives division of the Company (which division is now part of SGAS), who was terminated by the Company in 2001. The trading activity at issue involved private placements in public equity. The Company has received and responded to a Wells Notice, and is currently in negotiations with the SEC. To the extent that the Company pays any fine or other monetary sanction that may be imposed by the SEC, or may be agreed to as part of a Consent Order with the SEC, the Company expects that it will be reimbursed for such payment by SGAS.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to the counterparty's failure to satisfy its contractual obligations. However these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

10. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

The Company is engaged in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations, and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of institutional investors including other brokers or dealers, commercial banks, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Securities sold, not yet purchased are recorded as liabilities in the Statement of Financial Condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded as of December 31, 2004.

10. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

The Company uses U.S. Treasury futures to hedge proprietary trading positions. The futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Realized and unrealized gains and losses associated with future transactions are reflected in member's equity. The fair value of futures contracts and required margin deposits are included in Receivable from brokers, dealers and clearing broker on the Statement of Financial Condition and were de minimis at December 31, 2004.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance-sheet risk, are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows.

11. Income Taxes

For the period January 1, 2004 through April 23, 2004, the Company was taxable as a corporation. In regards to this short period the Company files as part of a federal return and combined New York State and New York City tax returns with SGAI. Additionally, the Company files a California unitary return with Société Générale USA and some final stand-alone state and local tax returns. Although for the short period, the Company is part of a tax group, the Company's tax provision for the short period is computed as if the Company was a separate taxpayer.

As a result of the restructuring, the Company is a single member limited liability company that has elected to be disregarded for federal, state and local income tax purposes for the period from April 24, 2004 through December 31, 2004. As such, for U.S. tax purposes the activities of the Company are reported as part of its Member's tax filings. Further in connection with the restructuring, the Company transferred its then net deferred tax assets of $53.5 million and its then Federal taxes receivable of $23.4 million to its parent for cash. The net deferred tax assets were the result of the tax effects of temporary differences while the receivable was primarily attributable to the utilization of foreign tax credits.

12. Subsequent Events

On January 21, 2005, the Company signed five-year agreements with Hewlett-Packard Company ("HP") and Savvis Communications Corporation ("Savvis"), respectively, to outsource certain information technology related services. These new agreements with HP and Savvis will replace the current agreement with SGAI. Final implementation is scheduled for June 2005. The minimum guaranteed payments under these agreements are approximately $40 million.